Exhibit 3

FOR IMMEDIATE RELEASE	27 JANUARY 2016

WPP PLC (“WPP”)

Grey acquires mobile app developer ArcTouch in United States

WPP announces that its wholly-owned operating company Grey, the global marketing communications agency, has acquired ArcTouch, Inc. (“ArcTouch”) a leading full-service mobile app development company in the United States.

ArcTouch’s gross revenues were approximately US$14 million as of December 31, 2015. The company employs 97 people and is based in San Francisco with an office in Florianopolis, Brazil. It was founded in 2008.

ArcTouch’s developers, designers and mobile strategists transform ideas into engaging apps for telephones, tablets, wearable devices, televisions, homes and cars. The company has completed over 250 projects for Fortune 500 companies, leading consumer brands, innovative startups, media and entertainment companies and world-class marketing and design agencies.

This acquisition continues WPP’s strategy of investing in important markets and fast growing sectors such as mobile and digital. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

In the United States, WPP companies (including associates and investments) collectively generate revenues of almost US$7 billion and employ around 25,000 people.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239